1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2022 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):□

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):□

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	April 14, 2022	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited

This is to announce the differences between International Financial Reporting Standards (“IFRSs”) as endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China (“Taiwan-IFRSs”) and IFRSs as issued by the International Accounting Standards Board (“IASB”) for the 2021 consolidated financial statements, of Taiwan Semiconductor Manufacturing Company Limited (the “Company” or “TSMC”) (NYSE:TSM).

1. Under Taiwan-IFRSs, TSMC reported: consolidated net income attributable to shareholders of the parent of NT$596,540 million, basic and diluted earnings per share of NT$23.01 in 2021, total assets of NT$3,725,503 million, total liabilities of NT$1,554,770 million, non-controlling interests of NT$2,447 million, and equity attributable to shareholders of the parent of NT$2,168,286 million as of December 31, 2021.

2. For the purpose of filing the annual report on Form 20-F with the U.S. Securities and Exchange Commission, TSMC prepared the consolidated financial statements in accordance with IFRSs as issued by the IASB and reported: consolidated net income attributable to shareholders of the parent of NT$592,359 million, basic and diluted earnings per share of NT$22.84 in 2021, total assets of NT$3,725,302 million, total liabilities of NT$1,573,620 million, non-controlling interest of NT$2,422 million, and equity attributable to shareholders of the parent of NT$2,149,260 million as of December 31, 2021.

3. The major difference between TSMC’s 2021 consolidated financial statements on the basis of Taiwan-IFRSs and IFRSs as issued by the IASB was the timing of the recognition of R.O.C. tax on unappropriated earnings.